EXHIBIT 4.18
CONTRACT MANUFACTURING AGREEMENT

This Agreement (the “Agreement”) is made as of June 24, 2008 (the “Effective Date”) between Voltaire Ltd. located at 9 Hamenofim St., Bldg. A -Herzliya (hereafter referred to as “Voltaire”) and Zicon Ltd. located 4 Galis St – Petah Tikva (hereafter referred to as “Zicon”).

FACTS

Zicon is experienced in contract manufacturing and provides services for Networking/Telecom OEM’s in Israel and worldwide.

Zicon meets the highest quality standards including ISO 9000 standards and other standards as described herein and provides on a full turnkey basis a complete range of manufacturing services supporting prototype development to volume production.

Voltaire develops, produces and markets technologies and solutions in the InfiniBand area.

Voltaire  has undertaken and may undertake further long –term commitments of supplying circuit boards, subsystems, and complete systems to major OEM’s and others.

The parties desire to cooperate, where Zicon shall provide Voltaire on a non-exclusive basis as a subcontractor a complete range of contract manufacturing services starting from R&D and prototypes and moving into volume production.

NOW, THEREFORE, for valuable consideration, including the mutual promises and covenants set forth in this Agreement, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as set forth below.

1.	DEFINITIONS

The following terms shall have the following respective meanings:

1.1
BOM shall mean the Bill of Materials approved by Voltaire for a given Product, which may be changed by Voltaire from time to time by written notice to Zicon. The BOM shall include a list of all components, mechanics, PCB, cables, connectors, modules, sub-assemblies, and other items that are assembled in the Product, with their corresponding list of Voltaire’s approved vendors' list (the "AVL"), which may be changed by Voltaire from time to time by written notice to Zicon, their corresponding part numbers, and their reference designators.

1.2
BOM Cost shall mean the BOM cost of purchasing the Materials in quoted volumes as approved by Voltaire from suppliers listed in the AVL including Materials supplied by and purchased from Voltaire, as shall be determined by Voltaire. The BOM Cost shall include only the price list for purchasing the Materials, and shall include any indirect purchasing cost, including but not limited to any shipping cost (that are part of the agreed handling mark-up (except for unusual shipping cost  of new PCB’s or Mechanical parts). The BOM Cost will be reviewed on a quarterly basis.

1.3
Confidential Information shall mean all information that is provided by either Party to the other in connection with this Agreement, in written, oral or any other form, including all information that was required to be kept confidential under the NDA previously signed by the Parties.  Confidential Information shall also include the Manufacturing Data, the Specifications, the Procedures, the Rolling Forecast, the BOM, the BOM Cost, the Product Purchase Orders, and the Material Purchase Orders, the Final Testing Results, failure reports, the Product Production Files and any information related to this Agreement that is managed by Zicon’s enterprise resource planning (ERP) system.

Confidential Information shall not include information that:

a.
Is or becomes generally known or available by publication (other than non authorized publication by the Receiving Party or on its behalf), commercial use or description in an issued or published U.S. or non-U.S. patent or application or otherwise through no breach of this Agreement by the Receiving Party;

b.	Has become known and has been reduced to tangible form by the Receiving Party prior to the time of disclosure and is not subject to restriction;
c.	Is lawfully obtained from a third party who has the right to make such disclosure; or
d.	Is authorized for specific disclosure by the Disclosing Party in writing and for the purpose of such authorized disclosure only.

1.4
Contract Manufacturing Services shall mean a complete set of manufacturing services to be provided by Zicon to Voltaire under this Agreement for the manufacturing of a given Product on a full turn key basis according to Voltaire Product Production Files. Contract Manufacturing Services shall support Voltaire from R&D and prototype phase, through pre-production phase, to volume production phase.

Contract Manufacturing Services shall include, among others:

a.	Updating and maintenance of Product & Production Files in accordance with Voltaire's instructions as set forth herein.
b.	Component engineering, supply chain and logistics management, material requirements planning, inventory management and purchasing.
c.	Inspection, production control, assembly, and manufacturing of Product Units.
d.	Quality assurance as shall be instructed by Voltaire from time to time, including JTAG, ICT, AOI and final testing (ATE).
e.	Configuration support, product change, upgrade and repair, reports as requested by Voltaire, computing and information system update and access.
f.	Product packaging and shipping.

1.5	Day(s) shall mean calendar day(s).

1.6	Defective Product Unit(s) shall mean any purchased Product Unit that:

a.	Fails to meet any part of the Specifications and/or Procedures for any reason, unless conforms to a change ordered by Voltaire,
b.	Is defective in its appearance,
c.	Fails to meet any of Zicon's warranties in Section 9 herein.

1.7	Epidemic Failure means the occurrence of the same manufacturing failure of the Product to meet the Specifications in at least 10% of Product Units of all affected batch or batches.

1.8
Materials shall mean all the materials incorporated in a given Product as specified and approved by Voltaire in the relevant BOM and/or Specifications. The Materials shall include components, mechanics, PCB, cables, connectors, modules, assemblies, and other items.

1.9	Material Purchase Order shall mean the purchase order issued by Zicon for purchasing the Materials under this Agreement.

1.10
Nonstandard Item shall mean any specific Material included in a given Product to be defined by Voltaire, from time to time, as a Nonstandard Item. Nonstandard Items may include, among others, single source vendor/supplier items, high-cost items, long-lead-time items, customized items, or others. Examples for Nonstandard Items are: FPGA components, ASIC components, customized VCXO’s, Power Supply, enclosures, etc.

1.11	Party shall mean either of Voltaire or Zicon, as the context indicates; and “Parties” shall mean both of Voltaire and Zicon.

1.12
Procedures shall mean the procedures specified by Voltaire for manufacturing and testing the Product Units of a given Product at the development phase, the pre-production phase, and production phase.  The procedures may be standard (IPC 610 II or other) and as added in Exhibit D and/or nonstandard (as may be required by Voltaire’s customers) and Voltaire may modify or change the Procedures by written notice to Zicon, effective as of the date of such notice, at any time and for any given Product. The Procedures may include assembly procedures, quality assurance and control procedures, ECR (Engineering changes request), ECO ( Engineering changes order), and final testing procedures.

1.13
Product(s) shall mean any of Voltaire’s products to be non-exclusively manufactured under this Agreement as solely determined by Voltaire from time to time. A Product may be a board, a sub-system, a complete system, or other all as determined by Voltaire.  A Product may be a development phase prototype, a pre-production phase product, and/or a volume production product, all as determined by Voltaire.

1.14	Product Delivery Date shall mean the date for delivering the Product Unit(s) as specified by Voltaire in the Product Purchase Order.

1.15	Product Purchase Order shall mean the purchase order issued by Voltaire for the manufacturing, testing and the delivery of Product Unit(s).

1.16
Product Production Files for a given Product shall mean all information of any nature, including all information that has been generated and/or updated by Zicon under this Agreement, that may be reasonably useful in the development, manufacture and the testing of the Product in accordance with the Procedures along with clear instructions for manufacturing and testing the Product sufficient to permit the successfully manufacture and test the Product. Product Files shall also include the AVL, all hardware and mechanical designs including the Product and any related custom mechanics or electronics used for the manufacturing and the testing of the Product, the Specifications, the BOM, the Procedures, all testing files, configuration management, Engineering Change Requests, Engineering Change Orders, and manufacturing and engineering notes related to the Product manufacturing and testing, failure reports, statistics, etc.

1.17
Product Unit Price shall mean the unit price specified in the Product Purchase Order to be paid by Voltaire to Zicon for a given Product Unit that has been successfully manufactured, complies with the Procedures and the Specifications, and has been delivered by Zicon and accepted by Voltaire to Voltaire’s Dock. The Product Unit Price includes shipping cost for delivery to Voltaire's Dock but excludes additional shipping cost for delivery at places other than Voltaire’s Dock.

1.18	Product Unit(s) shall mean units of the Product(s). Product Units shall also include all related prototypes, development phase samples, and pre-production units.

1.19	Product Purchase Order Date shall mean the date of issuing a Product Purchase Order by Voltaire.

1.20	Specifications shall mean the specification for each Product as determined by Voltaire, including detailed testing requirements and set-ups, as may be changed from time to time by Voltaire.

1.21	Standard Item shall mean any Material included in a given Product according to the Specifications (for example a component) excluding the Nonstandard Items defined by Voltaire for the Product.

1.22	Voltaire’s Dock shall mean a location or a set of locations in Israel as shall be determined from time to time by Voltaire.

2.	CONTRACT MANUFACTURING SERVICES

2.1
Zicon shall provide Voltaire the Contract Manufacturing Services for any Product, as determined by Voltaire from time to time. Zicon shall not subcontract the Contract Manufacturing Services or any part thereof to any third party without Voltaire's prior consent in writing.

2.2	Zicon shall assign a Customer Support Manager that shall be responsible of managing Voltaire’s Contract Manufacturing Services and shall be the contact person for Voltaire.

2.3
During the terms of this Agreement, Zicon shall allow Voltaire representatives and employees to work on Zicon’s manufacturing site for self conducting some final testing for the Products and/or for any other purpose related to the Contract Manufacturing Services as to be determined by Voltaire. Zicon shall allocate exclusively to Voltaire a reasonable space and other agreed upon resources that are useful in the manufacturing of the Products. Voltaire shall be entitled to reject Products as a result of such tests or to ask that changes will be made to any production process (through proper ECO).

2.4
Zicon’s sole compensation for al its undertaking and services provided under this Agreement shall be incorporated in the Purchase Order Price. Zicon shall not be entitled to any other compensation, and Voltaire has no obligation to any compensation except for the payments for delivered Product Units or any other services as agreed by the parties and covered by a PO of Voltaire .

2.5
Zicon shall assign to the manufacture of each Product personnel in such number and skills adequate to meet its obligations hereunder. Such personnel shall be adequately trained and qualified for the job, including regarding the use of all applicable manufacturing and test equipment (including the Equipment) in accordance with the Specifications and Procedures and all relevant industry standards.

3.	PRODUCT UNIT(S) PURCHASE ORDER(S)

3.1	Zicon shall supply Voltaire Product Units that conform to the Specifications, the Procedures, and to all other requirements of this Agreement.

3.2	The Product Units to be supplied under this Agreement shall be ordered by Product Purchase Orders to be issued by Voltaire from time to time at its sole and absolute discretion.

3.3	From time to time, Voltaire shall issue to Zicon Product Purchase Orders.

3.4
Zicon shall acknowledge receipt and confirm acceptance of Product Purchase Orders, or object to Product Purchase Orders (only to the extent that such Product Purchase orders contradict with this Agreement) within three (3) working Days of receiving such a Product Purchase Order . All other terms of the Product Purchase Order, including the Product Delivery Date, , and the Unit Price should be confirmed within seven working (7) days.

3.5	The Product Purchase Orders issued by Voltaire may contain, among others, the following information:

(a)	Complete list of the Products covered by the Product Purchase Order;
(b)	Model number;
(c)	Quantities;
(d)	Delivery Date; The delivery date should be no longer than the longest LT of the components of applicable product plus 4 weeks. Zicon shall reduce the lead time where feasible;
(e)	Products' Unit Price;
(f)	All other information and instructions deemed necessary by Voltaire.

3.6
Upon notice to Zicon, Voltaire may increase or decrease quantities, alter deliveries or cancel any Purchase Order or any part thereof, by giving Zicon written notice, within the limitations listed in Table A.

3.7
Voltaire reserves the option to cancel any Purchase Order or part thereof which incurs a delivery delay of twenty (20) days or more from the delivery date confirmed by Zicon, , without being subjected to any penalty or liability for the unshipped balance, and without derogating from any of its other rights. In calculating any delivery delay the Parties shall not take into account delays caused solely by Voltaire, including ECOs and/of Force Major.

Table A : Product Purchase Order Rescheduling and Changes

Number of Days prior to originally scheduled Delivery Date	Permissible Rescheduling and Volume Changes for Product Purchase Orders

0 – 14 Days
No cancellations are allowed. Quantities may be increased without limitation, however delivery for increased quantities must be agreed by Zicon who shall make best efforts to supply.Products Purchase Orders maybe deferred for any reason for a period of 30 days. Re-scheduling can be done only once.

15 – 60
Quantities may be increased without limitation. Delivery for increased quantities must be agreed by Zicon who shall make best efforts to supply.

No limitation for cancellations, deferral or re-scheduling. In this case Zicon will have the rights to require compensation for items which purchase orders could not be cancelled or postponed. In addition ,Voltaire will compensate Zicon as follows: The relative part WIP that was done until such cancellation (as can be evidenced by written documentation).  No compensation will be paid for any WIP which may be used by Zicon for any other activity.

More than 61 Days
Quantities may be increased without limitation.

No limitation for cancellation, deferral or re-scheduling (excluding with respect to NCNR (non cancellable non returnable items) LLI (long lead-time items) and items with cancellation window above 55 days, which were confirmed by Voltaire - in which case Voltaire will only compensate Zicon for the relative part WIP that was done until cancellation (as can be evidenced by written documentation)).

a)	Zicon shall exercise its best efforts to meet any accelerated deliveries and increase of quantities.

b)
Zicon shall allocate production capacity for Voltaire based upon the aggregate volume of Product Units to be produced each month according to the issued Product Purchase Orders and the rescheduling and volume changes as described in Table A.

c)	Zicon shall honor production volume increase or other changes all as described in Table A.

d)
Zicon shall also honor any Product mix as requested by Voltaire..Additional charges that Zicon may incur as a result of changes requested by Voltaire will be presented to Voltaire and covered by Product Purchase Orders.

4.	MATERIALS, SUPPLIERS and VENDORS

4.1	Zicon shall use only Materials as specified by the relevant BOM for the manufacture of each Product.

4.2	Zicon shall not use any used, refurbished nor reconditioned Materials.

4.3	Zicon shall use only Materials that are manufactured by suppliers listed in the AVL at the agreed BOM Cost.

4.4
In cases where Zicon purchases any Materials directly from foreign approved suppliers listed in the AVL that have a local agent in Israel, the purchasing shall be such that the local agent shall be also involved, unless otherwise directed by Voltaire; all subject to the BOM Cost.

4.5
Zicon shall purchase all the Materials from suppliers under the terms of corresponding supply agreements, which shall be approved by Voltaire and shall include sufficient back-to-back provisions in order to allow Zicon to meet its undertaking hereunder (including with respect to last-buy of Materials, lead times, quantities of production, etc.).

4.6
The supply agreements shall be such that all suppliers’ obligations with respect to Zicon shall be also with respect to Voltaire. Zicon shall receive no other benefit from the suppliers, either directly or indirectly, either affecting the BOM Cost or not, except for the actual purchasing of the Materials for the Products.

4.7	Zicon shall use for the manufacturing and testing of the Products only subcontractors that are listed in the AVL. All obligations of such subcontractors shall be also with respect to Voltaire.

4.8	Zicon may recommend Voltaire to consider the use of alternative Material items, but shall not use any such Material item before Voltaire’s written approval.

4.9
Zicon shall inform Voltaire in writing regarding any relevant information it has received in connection with the Materials including especially phase out announcements, obsolescence, quality issues, and any other information which may be useful to Voltaire and/or has any impact on the manufacturing and the functionality of the Products promptly upon receiving any such information. Without derogating any of Zicon’s obligations with respect to the manufacturing and the delivery of the Product Units in accordance to the Product Purchase Orders, Zicon shall do its best effort to include in its agreements with the Material suppliers a last buy option that shall allow Zicon to order and purchase large volumes before supplier’s discontinuing or phase out in order to meet its obligations hereunder.

4.10
Zicon shall not issue purchase orders for Materials on an NCNR (non cancellable-non returnable) basis, LLI (long lead-time) items and items with cancellation window above 55 days without Voltaire’s prior written approval.

4.11	Voltaire has the right to fully audit Zicon’s Material Purchase Orders and prices related to Voltaire’s Products.

4.12	Zicon shall provide the documents relevant to sub-section (k) above and prices to Voltaire on a regular basis or within seven (7) Days of receiving a Voltaire specific request.

5.	MATERIAL ORDER METHODOLOGY

5.1
Without derogating any of Zicon’s obligations with respect to the manufacturing and the delivery of the Product Units in accordance to the Product Purchase Orders, Zicon shall purchase all Materials for any Product following the order methodology specified in this Agreement.

5.2	The volume of the Materials to be purchased shall be determined by Voltaire Purchase Orders.

5.3
Zicon shall be responsible for the storage and management of all maintained inventories and shall maintain all customary quality standards, including in accordance with the Specifications and Procedures.

Material  Order Methodology – Table B

Material Purchase Order Time prior to Delivery Date	Standard Items	PCB	Metal Items	PCB Assembly (Labor)	Top assembly & Final Integration (Labor)
1 month	Order 100% (Issued Product Purchase Orders)	Order 100% (Issued Product Purchase Orders)	Order 100% (Issued Product Purchase Orders)	Order 100% (Issued Product Purchase Orders)	Order 100% (Issued Product Purchase Orders)
2 months	Order 100% (Issued Product Purchase Orders)	Order 100% (Issued Product Purchase Orders)	Order 100% (Issued Product Purchase Orders)	NA	NA

a)
The purchase by Zicon of all Standard Items for all Products shall be according to the material order methodology as specified in Table B, unless otherwise directed by Voltaire. Table B specifies volumes and times for Material orders.

b)	The purchase of all Nonstandard Items shall be as specified by Voltaire for each Nonstandard Item.

c)
For any Product, including but not limited development phase prototypes, Voltaire has the right to determine the Material order volumes/times, and to make any change in the Material order volumes/times with respect to the material order methodology of Table B.

d)	Voltaire will pay for dead materials (i.e. which are no longer used in Voltaire’s BOM due to ECO or EOL), as communicated by Voltaire from time to time.

6.	BOM COST and PRODUCT UNIT PRICE

6.1	Zicon shall purchase the Materials inventory at the BOM Cost of Voltaire’s approved volumes.

6.2	The BOM Cost may be revised by Voltaire on a quarterly basis.

6.3	Voltaire may change the BOM Cost with respect to specified volumes.

6.4	The Product Unit Price to be paid by Voltaire to Zicon shall be set up according to Exhibits A and B.

6.5
For NPI (New Product Introduction) - the Product Unit Price for Product Units prototypes during the development phase (the number of Products Units as shall be determined by Voltaire for each Product) will be set up according to Exhibit B.

6.6	Mellanox items supplied by Voltaire to Zicon, will be subject to a * % handling mark up.

When transfer cost will be zero (o), the handling mark up will be * %.

7.	PAYMENTS, PACKAGING, and SHIPPING

7.1	Zicon shall ship the Product Units as specified in the Product Purchase Order and according to Voltaire instructions within the state of Israel.

7.2	Zicon shall report to Voltaire about Product Units ready for shipping listing part numbers and serial numbers.

7.3
If Zicon cannot deliver the Product Units on schedule, then Zicon shall as soon as it becomes aware of the delay, inform Voltaire thereof in writing stating the reason for the delay, and propose a new delivery date which Voltaire may accept or reject and cancel the Product Purchase Order or any part thereof. A shipment delay of less than fifteen (15) days shall not be deemed a breach of this Agreement if Zicon employed best efforts to avoid such a delay.

7.4	Zicon shall pack the Product Units according to the Specifications, including but not limited to logo marking, bar code marking, labeling of any type, and the use of custom packaging.

7.5	Zicon shall invoices to Voltaire only after the delivery of the Products Units.

7.6	Voltaire shall pay Zicon within * from invoice date.

7.7	In all cases where the terms in Voltaire’s Product Purchase Orders and Zicon’s invoices are in conflict or are inconsistent with the terms in this Agreement the terms of this Agreement will prevail.

7.8	Voltaire will accept only Product Units that meet the Specifications and have been manufactured and delivered according to the Procedures as specified in the Product Purchase Orders and BOMs.

7.9
Invoice payments by Voltaire for any given Product Units does not imply acceptance by Voltaire, and Voltaire shall be fully credited for payments done for Product Units that were not accepted. Zicon will have 5 working days for repair/replace the D.O.A items.

7.10
Without derogating from any of Voltaire’s rights and any of Zicon’s obligations under the terms of this Agreement, Voltaire has the right (but not the obligation) to perform, prior to any shipment or following receipt, acceptance or Out of Box tests of the Products at Zicon’s premises or otherwise, in accordance with Voltaire's internal testing procedures, in order to make sure that the Products meet the Specifications and all other requirements under this Agreement.

7.11
Zicon assumes all risks of loss and liabilities arising from the storage, handling and shipment of Products Units until such time as such Products Units are delivered to Voltaire's Dock on a daily basis. For the sake of clarity, shipment of Products Units to Voltaire’s Dock at Zicon premises, with packing list by Zicon and signed by Voltaire’s personnel, shall constitute a shipment to Voltaire. It is also agreed the Zicon shall bear the shipment costs of the Product Units to Voltaire’s Doc in the central are of Israel.

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

7.12	Voltaire will assist Zicon in the testing and debugging of products for which ATE is not available. Zicon will not be responsible or liable for Products that cannot be debugged by Voltaire.

8.	WARRANTY

8.1
Zicon warrants that (i) all Product Units of any type, that are manufactured by Zicon, will comply to the Specifications and to the Procedures and will be free from defects in Materials, workmanship, and in appearance for a period of twelve (12) months from the date of acceptance thereof by Voltaire. For any components and materials in the Product Units which are manufactured or provided by third parties under BOM, Zicon will provide the warranty on a back-to-back basis.

8.2
Without any derogation of Voltaire rights, Zicon shall repair or replace (at the discretion of Voltaire) free of charge (including inland freight) any Defective Product Unit for a period of one (1) year from the time the Product Unit is received by Voltaire.

8.3
Warranty of a repaired or a replaced Product Unit will be six (6) months or the balance of the original 1 year warranty from receipt of the repaired or a replaced Product Unit by Voltaire, the longer among them. Zicon shall repair or replace free of charge any reinstalled Product Unit that is under warranty.

8.4	Voltaire shall give notice to Zicon of discovering a Defective Product Unit and request a Returned Materials Authorization (“RMA”) number from Zicon.

8.5
Zicon will repair or replace defective product (RMA) within (14-20) Days from the time the defective product arrives at Zicon, except if necessary information or devices (supplied by Voltaire) for the RMA are not provided by Voltaire - in which case repair or replacement will be made when the information is provided.

8.6	This warranty shall not apply to Product Units that:

(i) Have been subjected to abuse, accident, and negligence in use or storage by Voltaire or its customers.

(ii) Have been altered or modified by any person other than Zicon or a Zicon’s representative.

(iii) Are defective due to Voltaire’s design, engineering or outcome of the Production File or Bill of Material supplied by Voltaire.

8.7
In addition to the warranties specified above, Zicon warrants all Product Units against Epidemic Failure for a period of two years after acceptance of that Product by Voltaire, according to the following: If at any time during the term of this Agreement, an Epidemic Failure occurs,  or significant number of Product Units that complied with all the Specifications and the Procedures at the time of delivery, reflect a common failure to meet any part of the Specifications that has  appeared after the time of delivery, Zicon shall: (a)  promptly provide a root cause analysis of the problem with the assistance of Voltaire; (b) provide Voltaire within 5 business day with a corrective action plan to repair or replace the failing Product Units as well as all other Product Units, such plan to be coordinated with Voltaire. Zicon shall be responsible for execution of the plan approved by Voltaire for the repair or replacement of the failing Product Units; (c) Zicon shall implement the corrective action plan; (d) after the corrective plan action is fully implemented, the parties will determine whether the root cause falls within the design of the Products Units or not. If yes, then Voltaire will bear the costs of the corrective action plan. In all other cases, then Zicon shall bear the costs of the corrective action plan. All the associated costs for quick repair shall be borne by Zicon. In the event of dispute with regard to the root cause of the Epidemic Failure, the parties will submit the question to an agreed upon technical arbitrator.

8.8
EXCEPT AS SET FORTH IN THIS AGREEMENT AND AS MAY BE SPECIFICALLY EXPRESSED ELSEWHERE IN WRITING BY ZICON, ZICON MAKES NO WARRANTY WITH RESPECT TO THE PRODUCT UNITS MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

8.9
Notwithstanding any termination of this Agreement, Zicon shall honor all Product Purchase Orders received prior to the termination as well as all other Purchase Orders that have been accepted by Zicon in writing.

8.10	Zicon shall also repair, and/or modify, and/or replace upon Voltaire’s sole direction any Product Unit for which this warranty doesn’t apply. The foregoing shall be governed by the RMA agreement.

8.11
Zicon will develop and keep current a formal Disaster Plan that details Zicon’s strategies for response to and recovery from a broad spectrum of potential physical or financial disasters that could disrupt operations and timely delivery of Product or Services required pursuant to this Agreement.

9.	ENGINEERING CHANGES

9.1	Engineering Changes Proposed by Zicon
(a)     Zicon may propose to Voltaire engineering changes for a given Product.

(b)     In such case, Zicon shall supply Voltaire a written description of the expected effect of the changes Product Unit Price, and Product delivery date.

(c)     Voltaire may disapprove the proposed changes or approve them, at its sole and absolute discretion, by issuing a confirmed Engineering Change Order.

(d)     Zicon will not make any change in the Products before the ECO approval by Voltaire.

9.2	Enggineering Changes Requested by Voltaire
(a)     Voltaire may request Zicon, by issuing an Engineering Change Order (an "ECO"), a change in the Product.

(b)     Such an ECO shall include a description of the proposed change sufficient to permit Zicon to evaluate its impact on the BOM Cost, Product Unit Price, and Product delivery date.

(c)     Zicon shall advise Voltaire of the impact of incorporating the requested Engineering Change Order within a maximum of two to three working days from the time the order is received in reasonable detail so to enable Voltaire to asses such evaluation (not including estimated costs for new items which are not available with Zicon; Voltaire will provide prices for A items).

(d)     Zicon's evaluation in accordance with sub-section (g) above shall be evaluated by Voltaire, and upon Voltaire's agreement to such evaluation, the Engineering Change Order requested by Voltaire shall be incorporated immediately upon receiving Voltaire written confirmation to execute the change.

(e)     Voltaire will be allowed to implement 10 ECO at * for each quarter. Additional ECO’s within a given quarter will be charged at * $/each ECO.  Material that turns into dead stock as a result of an ECO will be charged at cost + * %. Workmanship cost caused by the implementation of an ECO on WIP will be covered by Voltaire.

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

10.	QUALITY CONTROL

10.1
Zicon warrants that Voltaire’s Product Units will be manufactured with the highest quality using strict quality control procedures. Further more, Zicon commits to meet the Specifications, all of Voltaire’s quality control standards and Procedures, as shall be transmitted to Zicon by Voltaire from time to time.

10.2	Zicon shall present, upon request, to Voltaire’s authorized representative, proof of the execution of the Procedures including quality control data on defect rates, types of failures etc.

10.3	Voltaire will have the right to perform on site quality control inspection and testing of manufactured Product Units.

10.4	The inspection and testing by Voltaire (if performed) doesn’t derogate from any of Zicon obligations under this Agreement.

10.5
If, during the course of Voltaire inspection, faults, deficiencies or discrepancies with the Product Production Files, the Specifications and/or the Procedures, are found Zicon should repair them within five (5) working days and provide corrective action to prevent this from happening again.

10.6
Within 7 days following the end of each calendar quarter during the term of this Agreement and upon Voltaire reasonable demand at any other time, Zicon shall provide to Voltaire a written report containing such information as shall be reasonably required by Voltaire (e.g. the number of Products manufactured during such calendar quarter, the yield, status of inventory maintained, information regarding quality control, problems and setbacks, etc.). Zicon will use best efforts to increase the yield rate for each Product.

10.7
Upon reasonable notice to Zicon, Voltaire shall have the right to make an examination and audit, during normal business hours, of records and accounts as may contain information relating to the fulfillment by Zicon of its obligations under this Agreement and/or to access the site at which Zicon is manufacturing the Products, for inspecting and examining the manufacturing process.

11.	ZICON QUALIFICATION

11.1
Zicon shall manufacture or have manufactured the Products at all times in facilities that are ISO 9002 certified. Zicon represents that it works according to IPC, and that Zicon personnel in production involved with Voltaire projects will be IPC-610/ II certified, and to any additional industry quality standard to assure the highest level of quality of Products produced.

11.2	Zicon shall fully participate in any Voltaire’ review process for qualification, all as directed by Voltaire.

11.3	The criteria and requirements for qualification (including standards) shall be set up by Voltaire, and may be modified by Voltaire during the terms of this Agreement, all as directed by Voltaire.

11.4
Zicon warrants that, where indicated by Voltaire in the applicable Product Production File, it will comply with Rohs directive as designated in the Product Production File. Zicon represents and warrants that it has the expertise, knowledge and experience to perform its services under this Agreement in accordance with said directives.

12.	OWNERSHIP and PRODUCT PRODUCTION FILES

12.1
Voltaire is the sole owner of all the Production Files and the Products and all rights of any nature related to the Products, including without limitations, the Procedures, the Specifications, the BOM, the Product Production Files, designs, software, reports, drawing, intellectual properties, any accompanying documentation, any improvements to any of the foregoing, and in any other materials, hardware, software or equipment which may be developed by Zicon in connection with this Agreement, and any intellectual property rights which is or shall be disclosed to Zicon or anyone on its behalf by Voltaire or made by Zicon and/or any of its employees, consultants or any acting on its behalf in connection with this Agreement is and shall be the sole and exclusive property of Voltaire. In the event that Zicon is considered to be the owner of any intellectual property rights generated in connection with this Agreement, under any law, Zicon shall immediately assign such rights back to Voltaire.

12.2
Zicon hereby represents and warrants that no third party intellectual property rights are required to be used in the performance of the Contract Manufacturing Services, unless Zicon has secured the rights to use such rights in the fulfillment of its undertakings herein.

13.	TERM and TERMINATION

13.1
The initial terms of this Agreement shall be for one year, commencing on the Effective Date and shall be automatically renewed from year to year thereafter each for one year term, unless earlier terminated by the parties as follows:

(a)     By either party upon written notice to the other party received not less than three (3) months.

(b)     By either Party at any time upon the occurrence of any one or more of the following events of default:

(i)  Failure of the other party to perform any significant payment obligation or covenant and to cure such failure within thirty (30) days of receipt of written notice from the non-defaulting party of each failure;

(ii) Failure of the other party to perform any performance obligation of covenant and to cure such failure within thirty (30) days after receipt of written notice from the non-defaulting part of such failure;

(iii) The seeking of an order for relief under the bankruptcy laws of the Israel or similar laws of any other jurisdiction, a composition with or assignment for the benefit of creditors, or the dissolution or liquidation of the other party; provided that such proceedings are not cancelled within 60 days from their commencement.

13.2	In an event that Voltaire wishes to terminate this agreement Voltaire’s termination liability shall be limited to the following:

(a)     Payment for all Product Units delivered to Voltaire and in transit, plus finished Product Units in Inventory prior to date of termination. Notwithstanding the above, Zicon shall be entitled for such payments only for fully operational and tested Product Units that were manufactured for issued Product Purchase Orders and which are not Defective Product Units.

(b)     Payment for all “work-in process” (WIP) units which were in process prior to receipt of notice of cancellation and that could not be completed within the date of termination all as evidenced by written documentation.

(c)     Voltaire may request Zicon to complete and deliver all Product Units included in work-in-process. Notwithstanding the above, Zicon shall  be entitled for such payments only for Product Units that were manufactured for issued Product Purchase Orders all as set up in Paragraph 3.

(d)     Payment for the in house and on order Materials plus mark up according to Exhibit A and B  as may be amended from time to time upon mutual consent of both parties, which have been ordered in accordance with this Agreement and cannot be canceled and no alternate application or usage could be found.

(e)     Payment of an amount for any restocking charges,” bill-backs” and cancellation charges received by Zicon from suppliers for Materials ordered (and approved by Voltaire). Supportive documentation shall be presented.

(f)      All not used inventory (where no alternative can be found) due to MOQ ( Minimum order quantity )/MPQ ( Minimum package quantity ) ECO's  ( Engineering change order ) and stock purchased according to Table B.

13.2
Zicon shall use its best efforts to minimize cancellation charges including by returning inventory for credit, to cancel  Materials  on order,  to find alternative applications and to minimize  all work-in-process and finished Product Units to support the final production schedule.

13.3	Upon payment of the charges outlined above, all Product Units, work-in-process, and Materials in house, in transit, or on order shall be delivered to, and become the property of Voltaire.

13.4
Zicon shall allow Voltaire, during the period of three (3) months before and three (3) months after termination of this agreement to order whatever quantity of Product Units and Materials Voltaire chooses, as long as all aspects of the Product Purchase Order conform to the requirements of this Agreement.

13.5
Upon termination of this Agreement Zicon shall transfer to Voltaire the updated Product Production Files that are in its possession as well any documents delivered to Zicon during the course of the Agreement and any paid for Products Units and Materials.

13.6	Zicon shall honor all Purchase Orders received prior to termination as well as all other Purchase Orders that have been accepted by Zicon.

13.7	Zicon’s termination liability shall also include payments to all suppliers, subcontractors, etc. for all the Materials/workmanship, etc. in transit/progress and/or delivered/finished.

14.	INDEMNIFICATION

14.1
Zicon shall indemnify and hold Voltaire harmless against any and all liabilities, costs and expenses, including reasonable attorneys fees, based, connected or arising in any way on (i) any material breach of Zicon’s representations and warranties contained in sections 8 and 11) or (ii) any claim of direct damage of any kind, including to property of any kind,  or injuries to persons related  directly or indirectly to the  Product Units, Materials, Product workmanship, the manner in which Zicon manufactures the Products and/or undertakes the Contract Manufacturing Services, including but not limited to failures of  the Product Units to comply with the Specifications and/or the Procedures, and any negligence of Zicon in its performance or obligations under this Agreement. The total indemnification under this Section 14.1 shall be limited to an amount of $1,000,000 or the amounts paid by Voltaire to Zicon for the specific product which is the subject matter of the claim during the period of 6 months immediately preceding such claim (whichever is higher).

14.2
Zicon shall indemnify and hold Voltaire harmless against any and all liabilities, costs and expenses, including reasonable attorneys fees, based, connected or arising in any way on any claim that any action or omission of Zicon hereunder, including the manner in which Zicon manufactures the Products and/or undertake its Contract Manufacturing Services infringes any copyright, including patents, trademarks, trade secrets or other intellectual property right of any person other than Voltaire.

14.3
Zicon shall issue and maintain during the term of this Agreement an insurance policy covering all of its liabilities, costs, and expenses, according to the insurance requirements detailed in exhibit. Zicon shall present Voltaire this policy within 90 days of the Effective Date. The coverage under the insurance policy will be in addition to the indemnification obligation under sections 14.1 and 14.2.

14.4
Voltaire shall indemnify and hold Zicon  harmless against any and all liabilities, costs and expenses, including reasonable attorneys fees (unless Voltaire chose to handle the defense), based, connected or arising in any way on any claim of Products design infringes any copyright, including  patents, trademark, trade secret or other intellectual property right of any person other than Zicon, provided that Zicon shall inform Voltaire immediately after it is aware of any claim or potential claim and allow Voltaire to handle the defense or compromise, and that Zicon shall reasonably assist Voltaire in any such proceedings,  but Voltaire shall not be obligated under this indemnification obligation to the extent any such infringement actually arises  from(i) any modification of a Product not authorized by Voltaire; or (ii) a combination or use of any Product with any software, product or device if such infringement would not have arisen but for such use or combination; or (iii) any actions or omissions by Zicon not in accordance with the Specifications and Procedures. The total indemnification obligations of Voltaire shall be limited to an amount of $1,000,000 or the amounts paid by Voltaire to Zicon for the specific product which is the subject matter of the claim during the period of 6 months immediately preceding such claim (whichever is higher).

14.5
Each Party shall, promptly upon becoming aware of any claim that may give rise to indemnification hereunder, notify the other Party and make itself available for a conference with the other Party for purposes of assisting the other Party with the evaluation and ultimate disposition of any such matter.

14.6
Voltaire shall have the right to engage counsel to manage the defense or compromise in any claim in which Voltaire is a defendant, and Voltaire shall be responsible for the expenses of its counsel. Zicon shall inform Voltaire immediately after it is aware of any such claim or potential claim and reasonably assist Voltaire in any such proceedings.

14.7	NO PARTY HERETO SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL OR INCIDENTAL DAMAGES CAUSED FOR BREACH OF CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE.

15.	CONFIDENTIALITY and LOYALTY

15.1
During the term of this Agreement, Zicon will receive, generate, or hold in its possession Confidential Information of Voltaire. Zicon shall use the Confidential Information solely for the purposes of this Agreement and no other.

15.2
Zicon  shall use the standard of care that it applies to its own information similar in nature to the Confidential Information but no less than a commercially reasonable standard of care, to avoid disclosure or inappropriate use of the Voltaire’s Confidential Information, and to maintain the Confidential Information in confidence, including, where necessary, obtaining written confidentiality agreements with persons, such as employees, consultants and subcontractors, having access to such information, and avoidance of any transmission of Voltaire’s Confidential Information on the public internet or any publicly accessible electronic network or data source.  Zicon’s obligation to maintain information in confidence shall survive the termination of this Agreement.

15.3
If Zicon becomes aware of any breach of this Article or the fact that Voltaire’s Confidential Information has come into possession of an unauthorized person, Zicon becoming so aware shall promptly provide Voltaire with all information it has regarding such breach or improper possession.

15.4
Zicon shall not allow any other individual or entity to, use, copy, disclose, exploit, transfer or otherwise breach the confidentiality of Voltaire’s Confidential Information for any purpose except as specifically authorized by this Agreement.  Notwithstanding the prior sentence, Zicon may disclose Confidential Information to any substantially wholly owned subsidiary as long as Zicon has a valid business reason for such disclosure and the receiving entity agrees to be bound by the terms of this Agreement with respect to protecting such Confidential Information.

15.5
If so required pursuant to a governmental or judicial order and if it has given Voltaire immediate notice of the order, Zicon may, no earlier than the third day prior to the deadline permitted to provide information in response to the order and subject to no revocation or countering order having been issued, release Confidential Information only to the extent specifically provided for in the order.

15.6
The existence of this Agreement shall not be disclosed by either party  to any other parties without a prior written permission of the other party. In particular, Zicon shall not communicate that the Parties are embarking on the co-operation in which Zicon provides contract manufacturing services to Voltaire.

15.7
The parties shall  refrain from all acts that could damage the good name, business, or reputation of the other party. Zicon guarantees to protect and guard against all damage to equipment, facilities, Product Production Files, and any other article that is in it possession according to this agreement.

15.8
Zicon shall  not  receive any work from and/or for any competitor of Voltaire or a  business unit, or division therein that is engaged with the development and manufacturing of InfiniBand Products which competes with Voltaire products as provided from time to time by Voltaire (“Competitor”) without getting Voltaire’s written approval, and shall take special measures to prevent any discloser of Confidential Information  and any of Zicon’s  undertakings under this Agreement.

15.9	Voltaire and Zicon commit not to engage employee one from another.

15.10
The terms of this Section 15 shall continue to be valid and in effect throughout the term of this Agreement and shall survive its termination or expiration for any reason whatsoever for a period of seven years thereafter.

16.	VOLTAIRE TESTING EQUIPMENT (ATE)

16.1	Zicon shall use Voltaire’s test equipment for testing the Products in accordance with Voltaire’s requirements (the "Equipment").

16.2	Voltaire shall train Zicon’s employees how to undertake the testing and use the Equipment. Technical support for the Equipment will be provided by Voltaire.

16.3	Zicon shall maintain the Equipment in reasonable condition (subject to reasonable wear and tear) and to be operative and shall use it exclusively for the purposes of this Agreement.

16.4	The Equipment shall be kept separate from other materials or tools and shall be clearly recorded and identified as the property of Voltaire.

16.5	Voltaire shall include the Equipment in its insurance policy, it being understood that the foregoing shall not derogate from Zicon’s duty of care for the Equipment.

16.6	In case of any damage to the Equipment while in the possession of Zicon, not due to its regular use, Zicon shall compensate Voltaire.

16.7	Upon the termination of this Agreement for any reason, Zicon will return the Equipment to Voltaire.

17.	MISCELLANEOUS

17.1
Entire Agreement. This Agreement and the Exhibits attached shall constitute the entire Agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements and understandings between the Parties relating to such transactions.

17.2
Order of Precedence.Voltaire and Zicon shall comply with all terms and conditions stated in the Agreement.. In the event of inconsistency with respect to Product Purchase Order(s), the order of precedence shall be as follows: (a) This Agreement; (b) Voltaire’s Purchase Order(s).

17.3	Exhibits. The Exhibits listed below are considered to be part this Agreement:

Exhibit A: Production Pricing and Costing Mechanism for each Product
Exhibit B: NPI Pricing and Costing Mechanism for each Product
Exhibit C : Insurance requirements
Exhibit D: Engineering & Quality

17.4
No modification, termination, extension, renewal or waiver of any provisions of this Agreement shall be binding upon either party unless made in writing and signed by an authorized officer of each of the parties.

17.5
Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, except in those instances where removal or elimination of such invalid, illegal, or unenforceable provision or provisions would result in a failure of consideration under this Agreement, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

17.6
Descriptive Headings. The descriptive headings of the Sections and items of this Agreement are inserted for convenience only shall not control of affect the meaning or construction of any of the provisions herein.

17.7
Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assignees.  Neither party hereto shall in any way sell, transfer, assign. or otherwise dispose of any of the rights, privileges, duties and obligations granted or imposed upon it under this Agreement without the prior written consent of the other Party, provided that Voltaire is entitled to assign this Agreement to a purchaser of its assets or shares, a successor or surviving company in a merger transaction, etc.

17.8	This Agreement will be governed by and construed in accordance with the laws of the state of Israel.

17.9	Each Party represents that the performance of its undertakings hereunder shall not create a breach of any other agreement to which it is a party or of any law or regulation.

17.10
Each Party shall comply with all applicable local and foreign laws, rules, regulations and orders in connection with its activities under the Agreement including, without limitation, regulations applicable to manufacture, sale, and export, labor and environmental laws. Each Party shall obtain all necessary license, permits and government approvals with respect to its activities hereunder.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

ZICON LTD.		VOLTAIRE LTD.

By:	/s/ Israel Cohen	By:	/s/ Koby Segal
Title:	V.P. Marketing	Title:	C.O.O. & G.M. Israel
Date:	24/6/08	Date:	24 June 2008

Exhibit A – Production Pricing and Costing Mechanism for each Product

The Product Unit Price specified in the Product Purchase Order shall be calculated for a given BOM Cost as follows:

1.	Handling mark-up –
1.1.	Documentation, Logistics, Purchasing, Importing, Shipping, Quality Control, Raw Material and Finished Goods warehouses – * % of the BOM Cost.

2.	Profit – * % of the BOM Cost.

3.	Fixed Burden – Warranty, Insurance and finance: * % of the BOM Cost.

4.	Rejects – * % of the standard component cost.

5.
Labor cost – Shall be determined according to labor types and associated costs defined in Table C The labor timing for each Product shall be determined after the successful completion of the preproduction phase.

6.
Only labor costs presented in Table C shall be considered in the determination of the Product Unit Price. The labor time used for any Product Purchase Order, issued before the successful completion of the pre-production phase, shall be in accordance with Table D.

7.	The labor cost rates shall be reduced such that * with similar type of workmanship.

Production Pricing – Table C

Labor Type	Maximum Labor Cost
Assembly SMT	$ * per SMT component
Assembly TH	$ * per TH component
ICT tests	$ * per hour
JTAG tests	$ * per labor hour
Flying Probe tests	$ * per labor hour
Mechanical Assembly	$ * per labor hour
Programming Cost	$ * per labor hour
Final Tests	$ * per labor hour
QA and Packaging	$ * per labor hour

Handling Mark-up (*) (**)	* %

(*) In cases where Voltaire sells or supplies Materials to Zicon, there will be * % handling mark up.

(**) Zicon shall sell to Voltaire raw available component inventory, on as needed basis, at the purchased price plus * %.

Exhibit B – NPI Production Pricing and Costing Mechanism for each Product

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

NPI  Pricing – Table D

Labor Type	Maximum Labor Cost
Assembly SMT	$ * per SMT component
Assembly TH	$ * per TH component
ICT tests	$ * per hour
JTAG tests	$ * per labor hour
Flying Probe tests	$ * per labor hour
Mechanical Assembly	$ * per labor hour
Programming Cost	$ * per labor hour
Final Tests	$ * per labor hour
QA and Packaging	$ * per labor hour

Handling Mark-up (*) (**)	* %

Exhibit C : Insurance

*	Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

Appendix D –Engineering & Quality

ENGINEERING/Quality (To Follow)